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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 4)*

                  Under the Securities Exchange Act of 1934


                    Safety Components International, Inc.
                    -------------------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                         (Title of Class Securities)

                                  786474205
                                  ---------
                                (CUSIP Number)
                               Leonard DiSalvo
                        Vice President-Finance and CFO
                              Zapata Corporation
                        100 Meridian Centre, Suite 350
                          Rochester, New York  14618
                             Tel. (585) 242-2000

                                  Copies To:
                            Gordon E. Forth, Esq.
                           Woods Oviatt Gilman LLP
                           700 Crossroads Building
                               Two State Street
                          Rochester, New York 14614
                             Tel. (585) 987-2800
                ---------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to receive Notices and Communications)

                              November 13, 2003
           ------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box  /   /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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*       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

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------------------------------------------------------------
(1)     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Zapata Corporation
        74-1339132
------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)

                  (a)  / /
                  (b)  / /
------------------------------------------------------------
(3)     SEC USE ONLY

------------------------------------------------------------
(4)     SOURCE OF FUNDS

        WC
------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    / /
------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada
------------------------------------------------------------
                                        (7)     SOLE VOTING POWER

                                                4,162,394 shares
                                                -------------------
NUMBER OF SHARES                        (8)     SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                                   0
WITH                                            ---------------------
                                        (9)     SOLE DISPOSITIVE POWER

                                                4,162,394 shares
                                                -----------------------
                                        (10)    SHARED DISPOSITIVE POWER

                                                        0
------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

        4,162,394 shares
------------------------------------------------------------
(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
        (See Instructions)              / /
------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        83.7%
------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON (See Instructions)
        CO

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This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is being filed by
Zapata Corporation ("Zapata") to amend its original Schedule 13D filed September 29, 2003 by Zapata, as amended by Amendment No. 1 filed October 6, 2003, Amendment No. 2 filed October 9, 2003 and Amendment No. 3 filed October 14, 2003 (the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Safety Components International, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 4 amends the Schedule 13D to include additional information in Item No. 4 and Item No. 7. All other items that remain unchanged from the Schedule 13D are not repeated herein, but are incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION

As previously reported, Zapata has requested that the Issuer's Board of Directors elect individuals selected by it to serve on Issuer's Board of Directors and that those nominees constitute a majority of the Issuer's Board of Directors. After considering the request, the Issuer invited Zapata to submit a proposal to the Issuer pursuant to which Zapata would acquire the Issuer's outstanding shares of common stock not already owned by Zapata. Zapata has advised the Issuer that it is prepared to proceed with such a transaction, provided that it receive appropriate Board representation. In particular, the Issuer has indicated it is prepared to elect two of Zapata's nominees to the Issuer's Board of Directors as soon as practical and that upon the execution of a definitive agreement providing for the transaction, it is willing to elect to the Issuer's Board of Directors additional Zapata nominees that will constitute a majority of the Issuer's Board of Directors.

On November 13, 2003, Zapata submitted to the Issuer's Board of Directors a letter containing its preliminary, non-binding indication of interest providing for Zapata's acquisition of the Issuer's remaining public shares at a price of $11.49 per share. A copy of the letter is filed with this Amendment No. 4 as
Exhibit 7 and is hereby incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Irrevocable Proxy dated September 26, 2003 executed by Putnam Investment Management, LLC in favor of Zapata.*

2. Irrevocable Proxy dated September 26, 2003 executed by Putnam Fiduciary Trust Company on behalf of Marsh & McLennan Companies, Inc. in favor of Zapata.*

3. Irrevocable Proxy dated September 26, 2003 executed by Wayland Investments Fund, LLC in favor of Zapata.*

4. Irrevocable Proxy dated September 26, 2003 executed by Jefferies & Company, Inc. in favor of Zapata.*

5. Irrevocable Proxy dated October 6, 2003 executed by AIG Global Investment Corp. in favor of Zapata.*

6.      Letter dated October 13, 2003 from Zapata to the Issuer.*

7.      Letter dated November 13, 2003 from Zapata to the Issuer.

*Previously filed.


                                  Signature
                                  ---------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2003

                                        ZAPATA CORPORATION

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                                        By:     /s/ Leonard DiSalvo
                                                -------------------
                                        Name:   Leonard DiSalvo
                                        Title:  VP-Finance and CFO

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                                EXHIBIT INDEX


Exhibit No.             Description
-----------             -----------
1. Irrevocable Proxy dated September 26, 2003 executed by Putnam Investment Management, LLC in favor of Zapata.*

2. Irrevocable Proxy dated September 26, 2003 executed by Putnam Fiduciary Trust Company on behalf of Marsh & McLennan Companies, Inc. in favor of Zapata.*

3. Irrevocable Proxy dated September 26, 2003 executed by Wayland Investments Fund, LLC in favor of Zapata.*

4. Irrevocable Proxy dated September 26, 2003 executed by Jefferies & Company, Inc. in favor of Zapata.*

5. Irrevocable Proxy dated October 6, 2003 executed by AIG Global Investment Corp. in favor of Zapata.*

6.      Letter dated October 13, 2003 from Zapata to the Issuer.*

7.      Letter dated November 13, 2003 from Zapata to the Issuer.

*Previously filed.